Exhibit (a)(5)(N)

Expiration Date of OSI Offer Extended to June 2, 2010

Tokyo, Japan – May 17, 2010 – Astellas Pharma Inc. (TSE: 4503) announced today that it had extended its all-cash tender offer for $57.50 per share for all of the currently outstanding shares of common stock (including the associated stock purchase rights) of OSI Pharmaceuticals, Inc. to 12:00 midnight New York City time on Wednesday, June 2, 2010, unless further extended. The tender offer was previously set to expire at 5:00 p.m. New York City time on Monday May 17, 2010. In connection with the execution of a Merger Agreement with OSI Pharmaceuticals, Inc. (Nasdaq: OSIP) on Sunday, May 16, 2010, Astellas increased the price it was offering to acquire all shares of common stock (including the associated stock purchase rights) of OSI Pharmaceuticals, Inc. from $52.00 to $57.50 per share.

As of 4:00 p.m. New York City time on Friday, May 14, 2010, 229,214 shares of OSI had been tendered in and not withdrawn from the tender offer.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel.

Additional Information

Further details related to this proposal can be found on www.oncologyleader.com

Media Contacts

Brunswick New York

+1 212 333 3810

Stan Neve

Sarah Lubman

Brunswick Hong Kong

+852 9850 5033

Joseph Lo

Information Agent

Georgeson Inc.

+ 1 212 440 9872

Thomas Gardiner

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 15,000 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

Important additional information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI’s common stock. The tender offer (“Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) initially filed by Astellas Pharma Inc. (“Astellas”) with the Securities and Exchange Commission (the “SEC”) on March 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and shareholders can obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Tender Offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.

OSI Pharmaceuticals’ (“OSI”) stockholders should read the company’s solicitation/recommendation statement on schedule 14D-9, which was initially filed with the SEC on March 15, 2010, and any amendments or supplements thereto. The company’s solicitation/recommendation statement will set forth the reasons for the recommendation of the OSI’s board and related information. The solicitation/recommendation statement and other public filings made from time to time by OSI with the SEC are available without charge from the SEC’s website at www.sec.gov, at OSI’s website at www.osip.com or from OSI’s information agent, by calling 800-322-2885 toll free or (212) 929-5500 or by emailing osipharma@mackenziepartners.com.

Statement of Cautionary Factors

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6)

increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.